RBS Commercial Funding Inc.
600 Washington Boulevard
Stamford, Connecticut  06901
(203) 897-2700

August 29, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	RBS Commercial Funding Inc. Registration Statement on
Form S-3 (File No. 333-197550)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, RBS Commercial Funding Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on September 3, 2014 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RBS COMMERCIAL FUNDING INC.

By:	/s/ Adam Ansaldi
Name: Adam Ansaldi
Title: Managing Director

cc:	Patrick T. Quinn Frank Polverino Cadwalader, Wickersham & Taft LLP

Shelf Acceleration Request